SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

THE BASEL BORDER CROSSING PROJECT UTILIZING OTI’S SMART ID
PRODUCT IS EXTENDED TO MORE BORDER CROSSINGS

Expansion Planned to All Passages Between Israel and Palestinian Authority

Fort Lee, NJ – April 19, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that the Basel Project, a border crossing system that includes contactless smart cards and biometrics for identifying Palestinians who wish to enter Israel, is being extended to more access points.

The Basel Project contract for the Erez border crossing at the Gaza Strip was awarded in September 1999 to a consortium including OTI who furnishes the front end solution based on its SmartID product, including ISO 14443 compliant cards, readers and related software. The Basel Project is currently the only operational project to use a contactless smart card with biometrics and PKI infrastructure. OTI’s SmartID solution incorporates the highest levels of security and provides solutions for national identification card programs, e-passports, border crossing and registered traveler programs.

Oded Bashan, President and CEO of OTI, stated, “The extension of the Basel Project is a testimony to the reliability, security and efficiency of our SmartID product. OTI’s SmartID solution meets the most stringent demands and has proven itself in some of the most secured environments. The solution and the experience gained in the Basel project can be utilized for other ID applications such as Electronic passports and national ID programs.”

The biometric-based contactless smart identification system monitors the entrance and exit of Palestinians while assuring a completely secure, exceptionally fast border crossing. The project is the most advanced exit/entry border control system in the world to use encryption, contactless smart card technology and both hand (hand geometry and fingerprints) and facial biometrics as the primary methods of identification. The new gates are currently under construction in different areas and the first cards have already been issued.

Those wishing to cross into Israel will request from the Civil Administration a contactless smart card that will be programmed with hand and facial biometrics and include recent photos and personal information programmed on a contactless chip embedded in the card. In order to cross the gates, which is expected to take no more than nine seconds, Palestinians will be required to place the card on a contactless reader and place their hand on a biometric sensor for identification. Once the identity has been confirmed, an automatic gate will open allowing the person to cross into Israel. If there is a problem with identification, the person is directed to another gate for additional security checks.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations:	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: April 19, 2005